                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                         VERTICAL COMPUTER SYSTEMS, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.00001 PER SHARE
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                         (Title of Class of Securities)


                                   92532R 20 3
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                                 (CUSIP Number)

                              ASHER M. LEIDS, ESQ.
                              SCOTT S. ASTLE, ESQ.
                         Donahue, Mesereau & Leids, LLP.
                         1900 Avenue of the Stars, #2700
                          Los Angeles, California 90067
                                 (310) 277-1441
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 OCTOBER 4, 2000
                                       -
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3                                                    PAGE 2
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    1  NAMES OF REPORTING PERSONS

            PATRICE LAMBERT

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]

                                                                    (b)  [ ]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)

           OO
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           FRANCE,  RESIDENT ALIEN OF THE UNITED STATES OF AMERICA
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                          7           SOLE VOTING POWER
      NUMBER OF
                                       -0-
        SHARES            ------------------------------------------------------
                          8          SHARED VOTING POWER
     BENEFICIALLY
                                     -0-
       OWNED BY           ------------------------------------------------------
                          9          SOLE DISPOSITIVE POWER
        EACH
                                     -0-
       PERSON             ------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER
        WITH
                                     -0-
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (See Instructions)                                            [ ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
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


                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3                                                    PAGE 3
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    1  NAMES OF REPORTING PERSONS

           QUEUE COMMUNICATIONS LTD
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]
                                                                     (b)  [ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)

           OO
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CORPORATION ORGANIZED IN  SAINT CHRISTOPHER AND NEVIS
            (St. Kitts) 1/25/99
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                           7           SOLE VOTING POWER
      NUMBER OF
                                       -0-
        SHARES             -----------------------------------------------------
                           8          SHARED VOTING POWER
     BENEFICIALLY
                                       -0-
       OWNED BY            -----------------------------------------------------
                           9          SOLE DISPOSITIVE POWER
         EACH
                                       -0-
      REPORTING            -----------------------------------------------------
                           10          SHARED DISPOSITIVE POWER
       PERSON
                                       -0-
        WITH
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (See Instructions)                                           [ ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
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   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
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


                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3                                                    PAGE 4

     The information contained in this Schedule 13D/A is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this statement on this Amendment No. 1 to Schedule 13D/A (the "Amendment 1") relates is the common stock, par value $.00001 per share (the "Common Stock"), of Vertical Computer Systems, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6336 Wilshire Boulevard, Los Angeles, California 90048.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D/A is being filed jointly by Patrice Lambert and Queue Communications, Ltd., a St. Kitts corporation ("Queue") (collectively, Patrice Lambert and Queue will hereinafter be referred to as the "Reporting Persons").

     (b) The principal business address of Patrice Lambert is 3940 Laurel Canyon #534, Studio City, CA 91604. The principal business and principal office address for Queue Communications, LTD is 6 Horizons Villas, Frigate Bay, St. Kitts.

     (c) Patrice Lambert is the Chairman, President, and Secretary of Queue, a St. Kitts corporation authorized to engage in any lawful acts and activities but principally investing and trading in securities and other investments for its own account. In his capacity, Patrice Lambert was authorized to dispose of the shares of the Company held by Queue as part of the settlement described herein.

     (d) and (e) None of the Reporting Persons and to the best of the knowledge of the Reporting Persons, none of the executive officers, directors, or trustees have during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Lambert is a Resident Alien of the United States of America and a citizen of France. Queue is a corporation organized under the laws of St. Kitts on January 25, 1999.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 4, 2000 as part of a transaction which settled certain litigation between the Company and Patrice Lambert, the Reporting Persons transferred shares as follows: Lambert transferred 21,666,925 common shares of the Company to Eurovest Inc, a Nevada corporation and affiliated with the Company and 20,586,015 shares of the Company's common stock to a group of anonymous "outside investors" acting through their attorney Gary Blum; Queue Communications, Ltd. transferred 46,914, 302 shares of the Company's common stock to Eurovest, Inc. a Nevada corporation and affiliated with the Company, and 54,458,258 shares of the Company's common stock to a group of anonymous "outside investors" acting through their attorney Gary Blum. In exchange the Reporting Parties received from Eurovest, Inc. a stock certificate for 2500 shares of the common stock of Externet World, Inc a non-public company, representing 25% of the outstanding shares of Externet World, Inc., and received from the anonymous "outside investors" $1,500,000 in cash. The settlement agreement is attached as an exhibit to this Amendment 1. As a result of this transaction the Reporting Persons no longer hold any of the Company's securities.

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3                                                    PAGE 5

ITEM 4. PURPOSE OF THE TRANSACTION

(a) - (j) The principal purpose of the transaction was to settle litigation between the Reporting Persons and the Company filed in the Superior Court of Los Angeles County, California and in the U.S. District Court for the Central District of California.

The Reporting Persons have no present plans, proposals or intentions which relate to or would result in (a) the acquisition by the Reporting Person of additional securities of the Company (other than in connection with stock option plans or other employee benefit plans of the Company), or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that the board will be expanded to include two or three "independent directors" in order to satisfy requirements of the Securities and Exchange Commission and the NASDAQ OTC BB); (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure (other than the possible consolidation or other reorganization of the Company's subsidiaries); (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of securities of the Company to be delisted from the NASDAQ OTC BB;
(i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

None of the Reporting Persons is a party to any Voting and Shareholders Agreement relating to the voting and disposition of shares of Common Stock. Nor are any of the Reporting Persons under any obligation to increase or decrease his or its holdings, as the case may be, of Common Stock. Depending upon future developments, the Reporting Persons may, in their respective discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above. The Reporting Persons reserve the right to act with respect to their respective holdings as he or it, as appropriate, deems in his or its own best interest.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) and (b) The Reporting Parties no longer have any interest in the Securities of the Company.

          (c) Other than as reported in this Amendment 1, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.

                                  SCHEDULE 13D

CUSIP NO. 92532R 20 3                                                    PAGE 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None of the Reporting Persons is a party to any agreements or is encumbered by other covenants as to the voting and disposition of the shares of the Company owned by such Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit B Joint Filing Agreement among the Reporting Persons pursuant to Rule 3d-1(f)(1)(iii).

Exhibit C Settlement Agreement and Mutual General Release

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                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November 3, 2000

                                                  /s/ Patrice Lambert
                                                  ------------------------------
                                                  Patrice Lambert


                                                  /s/ Patrice Lambert
                                                  ------------------------------
                                                  Queue Communications, Ltd. by
                                                  Patrice Lambert, Chairman.



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                                  SCHEDULE 13D


CUSIP NO. 92532R 20 3

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION
----------                      -----------

Exhibit A -       AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG
                  VERTICAL COMPUTER SYSTEMS, INC., AND ANTHONY DEMINT *

Exhibit B -       JOINT FILING AGREEMENT

Exhibit C -       JOINT SETTLEMENT AND GENERAL RELEASE


* Included in Form 8-K (File No. 000-28685), of Vertical Computer Systems, Inc. initially filed on April 21, 2000 and incorporated herein by reference.